CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 28, 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s interim report for the six months ended February 28, 2007.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer

Dated: May 28, 2007

City Telecom (H.K.) Limited
城市電訊（香港）有限公司
Stock Code: 1137

World with Linkage

Interim Report 2007

City Telecom (H.K.) Limited	Interim Report 2007

CHAIRMAN’S STATEMENT

Dear Fellow Shareholders,

After two challenging years, I am very pleased to announce that we finally turned from loss to profit in 1H FY07. Trends on different aspects on our business lines, such as number of subscribers, Average Revenue Per User, Revenue and Earning Before Interest, Taxation, Depreciation and Amortization have all reported significant growth or improvements this year.

These results strengthened our confidence, proving that our direction for development in the past few years and for the future is on the right track. We firmly believe that, in order to provide better services, one must own a network, and cannot rely on other service providers. If we are renting PCCW’s network capacity, our quality of service can only be the same as them at best. We have already passed the difficult journey of building our own network and now striving on brand building, which shall be our long-lasting asset. In recent years, many users of asymmetric 6Mbps broadband services had been willing to pay extra HK$100 per month to switch to our symmetric 100Mbps services, through which, customers are gradually recognizing that our service quality is much better than that of our two key competitors.

Looking ahead, broadband service shall become the Group’s flagship product. While our competitors have yet to rebuild their networks, we are very confident that the advantages of our network and technology can sustain to another three to five years. On the other hand, I foresee dramatic changes in the pay TV market in the coming year. NOW Broadband TV’s acquisition of the English Premier League football matches and the most popular movie’s broadcasting rights has been a major blow to Cable TV. Many of their long-time subscribers would consider changing to other services, one of which is NOW Broadband TV, but to pay a higher price than Cable TV, another alternative is not to subscribe any pay TV service at all. In view of this market change, we are considering to offer a platform delivering contents that is similar to Cable TV, attracting some of their subscribers to our service.

Last year, the Singapore Government announced a project titled “iN2015”, targeting to provide 95% of residential & commercial users in Singapore with 1Gbps ultra high speed broadband service connectivity by 2015, and HKBN is leading one of the bidding consortiums. We are still in an early stage of the bidding process and there is no telling yet how likely that we would win. Though it has not been an easy project, it does reassure us about the drastic increase of demand for bandwidth in the near future. We often discuss how customer’s demand for bandwidth will grow in five years time. Looking back five years, comparing the capacity of digital cameras, USB memory sticks and computer harddisks with those of present day, the expansion has been huge, from which, comes to the expanding demand for bandwidth. We believe, the growth of demand for bandwidth would no longer be linear, but geometrical or even exponential.

In the past two years, the Group has dedicated to enhance staff quality, with the introduction of new talent management and staff performance appraisal systems, accompanied by comprehensive training and addition of new members to the management team. We have also changed our management philosophy, from over centralization to decentralization, where managerial powers are bestowed to department heads. Results from the first half of this fiscal year have already reflected the effectiveness of the above, with departments’ expenditures and operation efficiency having improved significantly. Like always, we shall continue with our dedication to the provision of quality services and keep bettering our financial results; to introduce the most advanced telecommunications technology into Asia, benefiting the population.

02

City Telecom (H.K.) Limited	Interim Report 2007

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

For the six months to 28 February 2007, our revenues has slightly decreased by 3.6% year-on-year to HK$562.3 million with the growth in Fixed Telecommunications Network Service business (FTNS) by 9.9% to HK$398.8 million being insufficient to cover the 25.9% decline in International Telecommunications Services business (IDD) to HK$163.5 million. FTNS is now our dominant revenue component, contributing 70.9% of our total revenue.

During the period, our EBITDA margin increased from 18.8% to 33.5% year-on-year, with 1H FY07 EBITDA of HK$188.2 million. Overall, the Group returned to profitability with profits attributable to shareholders for 1H FY07 of HK$18.2 million, compared to a loss of HK$55.2 million for 1H FY06. Basic earnings per share amounted to HK3 cents for the six months ended 28 February 2007 (for the six months ended 28 February 2006: Basic loss per share: HK9 cents).

LIQUIDITY AND CAPITAL RESOURCES

As at 28 February 2007, the Group had total cash position of HK$552.1 million and outstanding borrowing of HK$954.6 million. Our long term liability consists mainly of our 8.75% 10-year senior notes which amounted to HK$952.7 million. Our total cash position of HK$552.1 million, consisted of HK$450.7 million cash and bank balances, HK$87.3 million restricted bank deposits and HK$14.1 million long term bank deposits.

Our capital expenditure for this period was HK$70 million, lower than the HK$234 million incurred for same period last year. This HK$70 million capital expenditure was in line with our increased focus to maintain a strong gross cash balance.

Going forward, we intend to limit our capital expenditure to below our EBITDA less net interest expense. Our network development will require ongoing capital expenditure that will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. Our capital expenditure outlook is HK$150 million for FY07 and HK$175 million for FY08. Majority of the future capital expenditure will be spent on expanding the network coverage to increase both subscriber number and revenue proportionally.

The debt maturity profiles of the Group as at 28 February 2007 and 31 August 2006 were as follows:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Repayable within one year	1,340	1,297
Repayable in the second year	220	806
Repayable in the third to fifth year	317	270
Repayable after the fifth year	952,716	948,027

Total	954,593	950,400

At 28 February 2007, all outstanding borrowings are on fixed interest rate and all outstanding borrowings are denominated in United States dollars or Hong Kong dollars.

03

City Telecom (H.K.) Limited	Interim Report 2007

MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

The net debt to net asset gearing ratio of the Group for this period is 0.44 times which is calculated as below:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Net Debt (note (a))	402,496	467,324
Net Assets	914,134	891,654
Gearing (times)	0.44	0.52

note (a) Net of long term bank deposits, term deposits and pledged deposits

Charge on Group Assets

At 28 February 2007, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$10.0 million (compared to pledged deposits of US$9.9 million and HK$10.0 million as at 31 August 2006).

Exchange Rates

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

Contingent Liabilities

As at 28 February 2007, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6.3 million (31 August 2006: HK$6.3 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2006: HK$5.3 million).

BUSINESS REVIEW

Fixed Network Telecommunications Services (FTNS)

For the six months to 28 February 2007, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 25,000 from 616,000 as of 31 August 2006 to 641,000 as of 28 February 2007. In early 2006, we upgraded our service positioning from price leadership to service differentiation and assertively raised prices, particularly for our broadband service offerings. New contract broadband blended average revenue per user (ARPU) increased by 43% year-on-year to HK$175 per month. After an initial “sticker shock” period whereby we lost subscribers during 2H FY06, we are pleased to return to an across-the-board subscription growth phase.

During the period, we proactively raised our tariff across our service offerings and increased value added services to drive up revenue yields. Our services are now priced higher than PCCW and HGC. With this established premium positioning, we gained the flexibility to compete either on price or quality. As a result, our FTNS revenue increased by 9.9% year-on-year to HK$398.8 million.

04

City Telecom (H.K.) Limited	Interim Report 2007

MANAGEMENT DISCUSSION AND ANALYSIS (CONTINUED)

During the period, we strengthened the broadband services offerings by introducing bb50 and bb200 to our already comprehensive suite of broadband services with bb10, bb25, bb100 and bb1000. We can deliver the right price/value package to all customer categories from mass to premium users. Whilst in absolute terms, our broadband services are purposely positioned as premium offerings, our cost per Mbps per month offers the best value in town. This structural advantage and strong growth are empowered by our unmatched technology and the broadband speeds entailed, which are highlighted by our self-developed innovation, bbBox and symmetric ultra-high bandwidth of up to 1000 Mbps to the home via our end-to-end Metro Ethernet. During the period, we saw the network effect driving a rapidly growing pool of word-of-month referrals.

International Telecom Services (IDD)

The structural decay in IDD continues unabated. Rather than fighting the inevitable, we have embraced this change by proactively migrating our IDD customer base to our FTNS 2b VOIP service. Our IDD traffic volume fell by 19.0% from 406 million minutes in 1H FY06 to 329 million minutes in 1H FY07 and we expect this trend to continue. For our customers, 2b offers unlimited calls globally to/from Hong Kong at fixed monthly list price of HK$68. For the Group, 2b offers higher sustainable margins and more secure revenue stream of 12-24 months contracts versus IDD per minute charging.

PROSPECTS

Our vision remains clear in that demand for ultra-high bandwidth will exceed what legacy xDSL service providers can deliver in the coming years. This prediction is being supported by the fact that the majority of our broadband subscription base is now on our 25Mbps to 1000Mbps service plans, despite a lower cost 10Mbps service being available. Furthermore, in Japan, legacy xDSL subscriptions is now declining on a monthly basis as Fibre-To-The-Home (FTTH) becomes service of choice. These trends will place the Group’s Metro Ethernet investment at a strategic advantage over legacy xDSL carriers.

Our upgraded premium pricing strategy has enhanced our return on investment, thereby lowering our economic barriers for network expansion. We have therefore raised our expansion plans. For the residential market, we target to increase our reach to 2.0 million homes (previously 1.8 million) from 1.3 million currently. For the commercial market, we target to increase our reach to 1,800 buildings (previously 1,200 buildings) from 750 buildings currently.

DIVIDEND

For cash management, we consider adjusted free cash flow, defined as EBITDA less capital expenditure and net finance expenses, is a better indicator of cash generation rather than net profit. As such, the Board has resolved to pay an interim dividend of HK 4 cents per share for 1H FY07 based on the percentage of adjusted free cash flow rather than on the percentage of net profits.

05

City Telecom (H.K.) Limited	Interim Report 2007

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 28 February 2007

		Six months ended 28 February
	Note	2007 HK$’000	2006 HK$’000
Turnover	3	562,370	583,531

Other revenues		10,133	12,022

Network costs and cost of inventories	4	(108,605)	(167,454)

Other operating expenses		(400,798)	(445,615)

Operating profit/(loss)		63,100	(17,516)

Finance costs		(43,721)	(43,181)

Profit/(loss) before taxation	5	19,379	(60,697)

Income tax (expense)/benefit	7	(1,150)	5,523

Profit/(loss) attributable to shareholders		18,229	(55,174)

Dividends	8	24,567	—

Basic earnings/(loss) per share	9	HK 3.0 cents	HK (9.0) cents

Diluted earnings/(loss) per share	9	HK 2.9 cents	HK (9.0) cents

The notes on pages 11 to 30 form part of this interim financial report.

06

City Telecom (H.K.) Limited	Interim Report 2007

UNAUDITED CONSOLIDATED BALANCE SHEET

As at 28 February 2007

	Note	28 February 2007 HK$’000	31 August 2006 HK$’000
Non-current assets
Goodwill		1,066	1,066
Fixed assets	10	1,300,126	1,367,234
Other financial assets	11	42,164	40,274
Derivative financial instrument	12	1,299	1,845
Long-term receivable and prepayment		6,399	12,532
Deferred expenditure		3,516	1,637

		1,354,570	1,424,588

Current assets
Accounts receivable	13	167,385	140,598
Other receivables, deposits and prepayments		63,151	77,583
Inventories		782	856
Deferred expenditure		8,859	10,808
Tax recoverable		313	347
Pledged bank deposits		87,319	87,022
Term deposits		30,000	237,496
Cash at bank and in hand		420,719	144,917

		778,528	699,627

Current liabilities
Accounts payable	14	77,849	86,385
Other payables and accrued charges		130,732	143,486
Deposits received		16,139	16,230
Deferred service income		37,828	33,743
Tax payable		1,393	1,964
Current portion – obligations under finance leases	15	1,340	1,297

		265,281	283,105

Net current assets		513,247	416,522

07

City Telecom (H.K.) Limited	Interim Report 2007

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

As at 28 February 2007

	Note	28 February 2007 HK$’000	31 August 2006 HK$’000
Non-current liabilities
Deferred tax liabilities	16	430	353
Long-term debt and other liabilities	15	953,253	949,103

		953,683	949,456

NET ASSETS		914,134	891,654

Capital and reserves
Share capital	17	61,419	61,417
Reserves		852,715	830,237

		914,134	891,654

The notes on pages 11 to 30 form part of this interim financial report.

08

City Telecom (H.K.) Limited	Interim Report 2007

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 28 February 2007

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2006	61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders	—	—	—	18,229	—	18,229
Shares issued upon exercise of share options	2	8	—	—	—	10
Equity settled share-based transactions	—	168	3,262	—	—	3,430
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	811	811

At 28 February 2007	61,419	620,474	16,255	214,518	1,468	914,134

	Share capital HK$’000	Share Premium HK$’000	Capital reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2005	61,412	619,408	7,052	288,530	840	977,242
Loss attributable to shareholders	—	—	—	(55,174)	—	(55,174)
Equity settled share-based transactions	—	—	3,246	—	—	3,246
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	(140)	(140)

At 28 February 2006	61,412	619,408	10,298	233,356	700	925,174

The notes on pages 11 to 30 form part of this interim financial report.

09

City Telecom (H.K.) Limited	Interim Report 2007

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 28 February 2007

	Six months ended 28 February
	2007 HK$’000	2006 HK$’000
Net cash inflow from operating activities	380,700	19,286

Net cash outflow from investing activities	(61,501)	(219,957)

Net cash outflow from financing activities	(44,005)	(43,775)

Increase/(decrease) in cash and cash equivalents	275,194	(244,446)

Cash and cash equivalents at 1 September	144,917	539,591

Effect of foreign exchange rate changes	608	(1,588)

Cash and cash equivalents at 28 February	420,719	293,557

The notes on pages 11 to 30 form part of this interim financial report.

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

1.	Basis of preparation and accounting policies

This unaudited interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (“HKAS”) 34, “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 18 May 2007.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the financial year ended 31 August 2006 that is included in the condensed consolidated interim financial statements as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 August 2006 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 20 November 2006.

2.	Changes in accounting policies

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards (“HKFRSs”, which collective term includes HKASs and Interpretations), that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2006. The adoption of these new and revised HKFRSs did not result in significant changes to the Group’s accounting policies applied in these condensed consolidated interim financial statements.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 August 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of issuance of these condensed consolidated interim financial statements. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of these condensed consolidated interim financial statements. The Group has not applied any new standards or interpretations that are not yet effective for this accounting period (see note 22).

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

3.	Turnover and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

– International telecommunications	: provision of international long distance calls services

– Fixed telecommunications network	: provision of dial up and broadband internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

Six months ended 28 February 2007
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	163,523	398,847	—	562,370
Inter-segment sales	2,844	14,167	(17,011)	—

	166,367	413,014	(17,011)	562,370

Segment results	23,505	39,595		63,100

Finance costs				(43,721)

Profit before taxation				19,379

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

3.	Turnover and segment information (Continued)

(a)	Primary reporting format – business segments (Continued)

	Six months ended 28 February 2006
	International telecommunications services HK$’000	Fixed telecommunications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover

External sales	220,538	362,993	—	583,531
Inter-segment sales	2,834	16,496	(19,330)	—

	223,372	379,489	(19,330)	583,531

Segment results	37,478	(54,994)		(17,516)

Finance costs				(43,181)

Loss before taxation				(60,697)

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate mainly in two main geographical areas:

–	Hong Kong	:	international telecommunications and fixed telecommunications network services

–	Canada	:	international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of assets.

There were no sales between the geographical segments.

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

3.	Turnover and segment information (Continued)

(b)	Secondary reporting format – geographical segments (Continued)

	Turnover six months ended		Segment results six months ended
	28 February 2007 HK$’000	28 February 2006 HK$’000	28 February 2007 HK$’000	28 February 2006 HK$’000
Geographical segments:

Hong Kong	552,384	573,249	63,089	(15,126)
Canada	9,986	10,282	11	(2,390)

	562,370	583,531	63,100	(17,516)

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunications Authority (“TA”) and interconnection services have been provided, HKBN has been recognising interconnection services billed to mobile operators as revenue (“mobile interconnection charges”). As at 31 August 2005, substantially all of the mobile operators had not made any payments to HKBN since 2002 when HKBN started to bill for the mobile interconnection services.

The charges recognised as income up to 31 August 2004 were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection service between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination (the “Determination”) under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN and the effective date of the determined interconnection charges.

As of the date of issuance of the 2005 financial statements, no determination has been released by the TA. Therefore, the Group performed an assessment on the timing and recoverability of the interconnection charges. Due to the uncertainties about the timing and recoverability of mobile interconnection charges, the Group concluded that no revenue from the mobile interconnection charges should be recognised for the year ended 31 August 2005. In addition, a full bad debt provision needed to be made on the receivables of HK$44,617,000 relating to mobile interconnection charges as at 31 August 2005 due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

3.	Turnover and segment information (Continued)

(c)	(Continued)

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the Determination in respect of the rates of mobile interconnection charges payable by the mobile operators under dispute and the timing of the Determination. Based on the 2006 PA, management assessed its previous basis of recognition for the mobile interconnection charges for the interconnection service from 1 September 2005 and the amount it expected to collect for billings outstanding. As a result of the assessment, the Group recorded revenue related to mobile interconnection charges of HK$46,740,000 in the financial statements for the year ended 31 August 2006 which comprises charges for the year ended 31 August 2005 previously not recognised due to the uncertainties existed at that time and charges for the year ended 31 August 2006, both of which were measured based on the 2006 PA. In addition, the Group also updated its assessment of bad debt provision previously set up for mobile interconnection charges receivable as at 31 August 2005 and reduced the provision from HK$44,617,000 at 31 August 2005 to HK$20,809,000 at 28 February 2006.

In March 2007, OFTA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charge, which are different from those rates stated in the 2006 PA. The final level of mobile interconnection charges is still subject to the Determination to be issued by TA.

Based on the 2007 PA, management re-assessed its measurement basis of the mobile interconnection charges and the amount it expected to collect for billings outstanding through that date. As a result of the re-assessment, the Group recorded revenue related to mobile interconnection charges of HK$26,677,000 for the six months ended 28 February 2007 which comprises additional charges for the years ended 31 August 2005 and 2006 previously measured based on the 2006 PA.

During the period, the Group also updated its assessment of the bad debt provision set up for mobile interconnection charges receivable and reduced the provision from HK$20,809,000 at 31 August 2006 to HK$11,186,000 at 28 February 2007.

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

4.	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 13 November 2006, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2004. In aggregate, an amount of HK$1,365,088 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2006.

On 11 November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of HK$6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2005.

The actual contribution level for calendar years 2005 and 2006 is not yet confirmed by TA.

5.	Profit/ (loss) before taxation

Profit/ (loss) before taxation is arrived at after (crediting) and charging the following:

	Six months ended
	28 February 2007 HK$’000	28 February 2006 HK$’000
Interest income	(10,249)	(8,582)
Interest element of finance leases	34	29
Interest on 10-year senior notes	43,687	43,152
Net exchange loss/(gains)	1,874	(2,333)
Unrealised gains on other financial assets	(1,739)	(591)
Unrealised loss on other financial assets	—	27
Realised and unrealised loss on derivative financial instruments	546	646
Advertising and marketing expenses	94,942	110,412
Amortisation of deferred expenditure	7,165	6,794
Depreciation of owned fixed assets	134,872	135,138
Depreciation of fixed assets held under finance lease	517	450
Write-back of provision for doubtful debts (note)	(1,368)	(16,084)
Staff costs (note 6)	108,365	136,813
Loss/(gain) on disposal of fixed assets	105	(473)

Note:	The amount for the six months ended 28 February 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,623,000 (for the six months ended 28 February 2006: HK$23,808,000 (note 3(c)).

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

6.	Staff costs

	Six months ended
	28 February 2007 HK$’000	28 February 2006 HK$’000
Wages and salaries	98,171	130,819
(Write back)/ charge of unutilised annual leave	(72)	60
Equity settled share-based transactions	3,238	3,426
Retirement benefit costs – defined contribution plans	11,809	15,591
Less: Staff costs capitalised as fixed assets	(4,781)	(13,083)

	108,365	136,813

Staff costs include directors’ emoluments but exclude staff costs of HK$7,045,000 (for the six months ended 28 February 2006: HK$11,915,000) recorded in network costs and HK$63,288,000 (for the six months ended 28 February 2006: HK$66,189,000) recorded in advertising and marketing expenses.

7.	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (for the six months ended 28 February 2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of income tax expense/(benefit) recorded in the consolidated profit and loss account represents:

	Six months ended
	28 February 2007 HK$’000	28 February 2006 HK$’000
Current taxation
– Hong Kong profits tax	33	39
– Overseas taxation	1,040	629
Deferred taxation relating to the origination and reversal of temporary differences (note 16)	77	(6,191)

Income tax expense/(benefit)	1,150	(5,523)

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

8.	Dividends

	Six months ended
	28 February 2007 HK$’000	28 February 2006 HK$’000
2007, Interim dividend, declared after the balance sheet date, of HK 4 cents (2006: HK Nil cents) per ordinary share	24,567	—

At a board meeting held on 18 May 2007, the directors declared an interim dividend of HK 4 cents per ordinary share (for the six months ended 28 February 2006: HK Nil cents) for the six months ended 28 February 2007 which will be payable on 14 June 2007 to shareholders whose names appear on the Register of Members on 5 June 2007.

The interim dividend has not been recognised as a liability at the balance sheet date.

9.	Earnings/(loss) per share

	Six months ended
	28 February 2007 HK$’000	28 February 2006 HK$’000
Profit/(loss) attributable to shareholders	18,229	(55,174)

Weighted average number of ordinary shares	Number of shares ‘000	Number of shares ‘000
Issued ordinary shares at 1 September 2006/2005	614,175	614,125
Effect of share options exercised	1	—

Weighted average number of ordinary shares at the end of the period	614,176	614,125
Incremental shares from assumed exercise of share options	8,574	—

Weighted average number of ordinary shares (diluted)	622,750	614,125

Basic earnings/(loss) per share	HK 3.0 cents	HK (9.0) cents
Diluted earnings/(loss) per share	HK 2.9 cents	HK (9.0) cents

The number of shares used in the calculation of diluted loss per share for the six months ended 28 February 2006 is equal to the number of shares used to calculate the basic loss per share as the incremental effect of share options would be anti-dilutive in a loss-making period.

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

10.	Fixed assets

28 February 2007 HK$’000
At 1 September 2006	1,367,234
Additions	69,521
Disposal	(1,475)
Depreciation charge (note 5)	(135,389)
Exchange adjustments	235

At 28 February 2007	1,300,126

Additions and disposals of fixed assets during the six months ended 28 February 2006 were HK$233,926,000 and HK$2,263,000 respectively.

11.	Other financial assets

	28 February 2007 HK$’000	31 August 2006 HK$’000
Debt securities, at fair value and unlisted outside Hong Kong – unrestricted	28,105	26,633
Long term bank deposit, at amortised cost (note)	14,059	13,641

	42,164	40,274

Note:	The balance is a ten-year US$2 million (31 August 2006: US$2 million) (equivalent to HK$13,641,000) deposit placed with a bank in which the Group receives a floating rate deposit interest. The deposit has a 10-year term maturing on 22 August 2013. An interest rate of 10% per annum has been guaranteed for the first year from the inception date on 22 August 2003. The deposit will terminate once the cumulative interest reaches the predetermined accrued interest cap at 13% of principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,031,000).

12.	Derivative financial instrument

	28 February 2007 HK$’000	31 August 2006 HK$’000
Interest rate swap, at fair value through profit or loss	1,299	1,845

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

13.	Accounts receivable

The aging analysis of the accounts receivable was as follows:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Current – 30 days	52,468	58,700
31 – 60 days	13,164	13,277
61 – 90 days	7,458	9,442
Over 90 days (note)	142,640	114,924

	215,730	196,343
Less: Provision for doubtful debts (note)	(48,345)	(55,745)

	167,385	140,598

Note:	The amounts over 90 days for the Group included receivables relating to mobile interconnection charges of HK$100,489,000, as at 28 February 2007 (31 August 2006: HK$82,864,000).

Provision for doubtful debts as at 28 February 2007 includes provision for mobile interconnection charges receivables of HK$11,186,000 (31 August 2006: HK$20,809,000) (note 3(c)).

The majority of the Group’s accounts receivables are due within 30 days from the date of billings. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted.

14.	Accounts payable

The aging analysis of the accounts payable was as follows:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Current – 30 days	23,445	15,395
31 – 60 days	3,028	8,284
61 – 90 days	1,724	6,874
Over 90 days	49,652	55,832

	77,849	86,385

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

15.	Long-term debt and other liabilities

	28 February 2007 HK$’000	31 August 2006 HK$’000
8.75% senior notes due 2015 (note (a))	952,716	948,027
Obligation under finance lease (note (b))	1,877	2,373

	954,593	950,400

Current portion of obligation under finance lease	(1,340)	(1,297)

	953,253	949,103

	28 February 2007 HK$’000	31 August 2006 HK$’000
Long-term debt and other liabilities, repayable:
8.75% senior notes due 2015
– after the fifth year	952,716	948,027
Obligation under finance lease
– within one year	1,340	1,297
– between one to two years	220	806
– between two to five years	317	270

	1,877	2,373
Less: Current portion of obligation under finance lease	(1,340)	(1,297)

	537	1,076

	953,253	949,103

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

15.	Long Term debt and other liabilities (Continued)

(a)	On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principal amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum and such interest is payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Co. Limited) as subsidiary guarantors.

As at 28 February 2007, the 10-year senior notes are stated at amortised cost of US$121,987,000, equivalent to HK$952,716,000 (31 August 2006: US$121,854,000, equivalent to HK$948,027,000).

The effective interest rate of the 10-year senior notes for the six months end 28 February 2007 is 9.2% (31 August 2006: 9.2%) per annum.

(b)	The Group’s finance lease liabilities were repayable as follows:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Within one year	1,388	1,351
In the second year	246	832
In the third year	343	297

	1,977	2,480
Future finance charges on finance lease	(100)	(107)

Present value of finance lease liabilities	1,877	2,373

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

16.	Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement of the deferred tax liabilities balance is as follows:

	Six months ended 28 February 2007 HK$’000	Year ended 31 August 2006 HK$’000
At the beginning of the period/year	353	10,539
Exchange differences	—	1
Deferred taxation charged/(credited) to profit and loss account – relating to the origination and reversal of temporary differences (note 7)	77	(10,187)

At the end of the period/year	430	353

Deferred income tax assets are recognised for tax loss carry forwards to the extent that it is probable that future taxable profits will be generated to utilise the tax losses carry forwards. The Group has unrecognised tax losses carry forwards of HK$273,914,000 at 28 February 2007 (31 August 2006: HK$279,199,000) and unrecognised equity settled share-based payment expenses of HK$16,601,000 at 28 February 2007 (31 August 2006: HK$13,171,000) which can offset against future taxable income. These tax losses will expire in the following periods:

	28 February 2007 HK$’000	31 August 2006 HK$’000
After 5 years	4,130	4,130
From 2 to 5 years	1,909	1,909
No expiry date	284,476	286,331

	290,515	292,370

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

16.	Deferred taxation (Continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the period is as follows:

	Accelerated depreciation allowances		Others		Total
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK $’000	2007 HK$’000	2006 HK$’000
Deferred tax liabilities:

At 1 September	154,678	158,477	—	85	154,678	158,562
Credited to profit and loss account	(5,920)	(3,805)	—	(86)	(5,920)	(3,891)
Exchange differences	—	6	—	1	—	7

At 28 February 2007/ 31 August 2006	148,758	154,678	—	—	148,758	154,678

	Share based payment		Tax losses		Total
	2007 HK$’000	2006 HK$’000	2007 HK$’000	2006 HK $’000	2007 HK$’000	2006 HK$’000
Deferred tax assets:

At 1 September	(123)	—	(154,202)	(148,023)	(154,325)	(148,023)
Charged/(credited)to profit and loss account	—	(123)	5,997	(6,173)	5,997	(6,296)
Exchange differences	—	—	—	(6)	—	(6)

At 28 February 2007/ 31 August 2006	(123)	(123)	(148,205)	(154,202)	(148,328)	(154,325)

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

16.	Deferred taxation (Continued)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet.

	28 February 2007 HK$’000	31 August 2006 HK$’000
Deferred tax assets	—	—
Deferred tax liabilities	430	353

	430	353

17.	Share capital

	Number of shares		Amount (HK$’000)
	At 28 February 2007	At 31 August 2006	At 28 February 2007	At 31 August 2006
Authorised:

Ordinary shares of HK$0.10 each	2,000,000,000	2,000,000,000	200,000	200,000

Issued and fully paid:

Ordinary shares of HK$0.10 each

At the beginning of the period/year	614,175,404	614,125,404	61,417	61,412
Exercise of share options	18,000	50,000	2	5

At the end of the period/year	614,193,404	614,175,404	61,419	61,417

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

17.	Share capital (Continued)

The movement of outstanding share options during the year was as follows:

Date of grant	Exercise price per share HK$	Number of share options outstanding at 1 September 2006	Granted	Exercised	Lapsed	Number of share options outstanding at 28 February 2007
1997 Share Option Scheme

3 September 1998	0.26	140,000	—	—	—	140,000
10 September 1999	2.10	40,000	—	—	(12,000)	28,000
20 October 2000	0.58	278,000	—	(18,000)	—	260,000

		458,000	—	(18,000)	(12,000)	428,000

2002 Share Option Scheme

3 June 2004	1.47	6,000,000	—	—	—	6,000,000
21 October 2004	1.54	9,450,000	—	—	(480,000)	8,970,000
5 January 2005	1.54	16,000,000	—	—	—	16,000,000
3 October 2005	0.81	1,000,000	—	—	—	1,000,000
22 May 2006	0.66	32,210,000	—	—	(1,150,000)	31,060,000
3 July 2006	0.68	1,000,000	—	—	—	1,000,000
3 August 2006	0.71	100,000	—	—	—	100,000
22 November 2006	0.73	—	200,000	—	—	200,000

		65,760,000	200,000	—	(1,630,000)	64,330,000

		66,218,000	200,000	(18,000)	(1,642,000)	64,758,000

Share options granted under the share option scheme approved by the shareholders of the Company on 12 July 1997 (the “1997 Share Option Scheme”) are immediately exercisable.

At an Extraordinary General Meeting held on 23 December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option would be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of 28 February 2007 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

During the six months ended 28 February 2007, 200,000 options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 200,000 shares of the Company at an exercise price of HK$0.73 each.

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

18.	Contingent liabilities

	28 February 2007 HK$’000	31 August 2006 HK$’000
Bank guarantees provided to suppliers (note 20(i) and (ii))	6,303	6,303
Bank guarantee in lieu of payment of utility deposits (note 20(iii))	5,272	5,272

	11,575	11,575

19.	Commitments

(a)	Capital commitments

	28 February 2007 HK$’000	31 August 2006 HK$’000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	46,115	80,240

(b)	Commitments under operating leases

(i)	The Group has future aggregate lease income receivable under non-cancellable operating leases as follows:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Leases in respect of telecommunications facilities and computer equipment which are receivable:

Within one year	2,050	1,980
After one year but within five years	344	798

	2,394	2,778

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

19.	Commitments (Continued)

(b)	Commitments under operating leases (Continued)

(ii)	The Group has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Leases in respect of land and buildings which are payable:

Within one year	15,903	15,212
After one year but within five years	5,810	9,370

	21,713	24,582

Leases in respect of telecommunications facilities and computer equipment which are payable:

Within one year	29,347	24,881
After one year but within five years	10,716	5,575
After five years	9,543	6,400

	49,606	36,856

	71,319	61,438

(c)	Program fee commitments

The Group entered into several long-term agreements with program content providers with respect to the licensing of program rights and the use of certain program contents. Minimum amounts of licensing fees to be paid by the Group are analysed as follows:

	28 February 2007 HK$’000	31 August 2006 HK$’000
Program fee in respect of program rights which are payable:

Within one year	9,851	7,638
Later than one year but not later than five years	6,457	4,888

	16,308	12,526

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

20.	Pledge of assets

As at 28 February 2007, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,319,000) and HK$10,000,000 as security for the following significant banking facilities:

(i)	bank facility of US$9,000,000 (equivalent to HK$70,290,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 28 February 2007, bank guarantees of HK$2,003,000 were issued against this bank facility (31 August 2006: HK$2,003,000);

(ii)	bank guarantees of HK$4,300,000 (31 August 2006: HK$4,300,000) issued by a bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 (31 August 2006: HK$5,272,000) issued by a bank to certain utility vendors of the Group in lieu of payment of utility deposits.

As at 31 August 2006, the Group had pledged bank deposits of US$9,900,000 (equivalent to HK$77,022,000) and HK$10,000,000 for the above significant banking facilities.

21.	Barter transactions

(a)	During the year ended 31 August 2004, Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group entered into two sets of agreements with a third party (the “Contract Party 1”). Pursuant to one agreement (“First Agreement”), the Contract Party 1 agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately HK$42.4 million (the “Facility Consideration”). The full amount of the Facility Consideration was paid by HKBN during the year ended 31 August 2004. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract Party 1 for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing 1 September 2007 onwards.

Another agreement (“Second Agreement”) was entered into on the same date by both contract parties that HKBN agree to provide certain telecommunication services to the Contract Party 1 (the “Services”) with fees computed based on unit service charges specific in the Second Agreement. The Contract Party 1 is required to pay to HKBN a guarantee minimum service fee of approximately HK$42.4 million over a period of three years, commencing 1 September 2004. A prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party 1 to HKBN during the year ended 31 August 2004.

The directors of the Company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility was not recognised as an asset and no revenue or deferred revenue was recognised in the financial statements of the Group as at and for the period/year ended 28 February 2007 and 31 August 2006. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately HK$5.9 million, was recorded as other receivables and long-term receivables in the balance sheet as at 28 February 2007 and 31 August 2006 respectively. The balance will be paid by the Contract Party 1 prior to the end of service period on 1 September 2007.

City Telecom (H.K.) Limited	Interim Report 2007

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

21.	Barter transactions (Continued)

(b)	During the year ended 31 August 2005, HKBN entered into two agreements with a third party (the “Contract Party 2”). Pursuant to the agreements.

(i)	HKBN and the Contract Party 2 agreed to make available certain telecommunications services (the “Services Component”) to each other on a barter basis at no consideration for a period of ten years, commencing 1 January 2005.

(ii)	HKBN agreed to provide network capacity to the Contract Party 2 for a service term of fifteen years from the respective activation of the relevant network capacity, and, in exchange, the Contract Party 2 agreed to provide HKBN the right to use telecommunications facilities (the “Capacity Component”) for a term of fifteen years from the respective activation of the relevant facilities. The transaction was entered into on a barter basis at no consideration being exchanged.

The Directors of the Company made an assessment and determined that since the Service Component for (i) above and Capacity Component for (ii) above involve exchange of services of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. Accordingly, both components were not recognised as an asset or expense and no revenue or deferred revenue was recognised in the financial statements of the Group as at and for the period/year ended 28 February 2007 and 31 August 2006.

22.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the period ended 28 February 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the six months period ended 28 February 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards, and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Company’s results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

Effective for accounting period beginning on or after
HKFRS 7	Financial instruments: disclosures	1 January 2007

Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007

City Telecom (H.K.) Limited	Interim Report 2007

OTHER INFORMATION

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 28 February 2007, the Group employed a total of 2,514 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the six months ended 28 February 2007, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As at 28 February 2007, the interests of the directors and chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers adopted by the Company (the “Model Code”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

Name of Director						Interests in underlying shares		Approximate percentage interests in the Company’s issued
		Interests in shares			Total	pursuant		share
	Personal interests	Corporate interests		Family interests	interests in shares	to share options	Aggregate interests	capital (Note 1)
Mr. Wong Wai Kay, Ricky	154,262	318,516,999		—	318,671,261	14,000,000	332,671,261	54.16%
		(Note 2	(i))
Mr. Cheung Chi Kin, Paul	10,508,000	23,767,738		—	34,275,738	14,000,000	48,275,738	7.86%
		(Note 2	(ii))
Mr. Lai Ni Quiaque	—	—		8,560,000	8,560,000	9,000,000	17,560,000	2.86%
				(Note 3)

City Telecom (H.K.) Limited	Interim Report 2007

OTHER INFORMATION (CONTINUED)

Notes:

1.	This percentage is based on 614,193,404 ordinary shares of the Company issued as at 28 February 2007.

2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” in this report.

(ii)	23,767,738 Shares are held by Worship Limited which is 50% owned by Mr. Cheung.

3.	8,560,000 Shares are jointly owned by Mr. Lai and his spouse.

Save as disclosed above, as at 28 February 2007, none of the directors or chief executive of the Company (including their spouse and children under 18 years of age) had any interest or short position in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

City Telecom (H.K.) Limited	Interim Report 2007

OTHER INFORMATION (CONTINUED)

SHARE OPTION SCHEMES

2002 Share Option Scheme

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

Details of the share options granted under the 2002 Share Option Scheme during the period for the six months ended 28 February 2007 were as follows:

Participants	Date of grant	Exercise price per share HK$	Balance as at 1 September 2006	Options granted during the period	Vesting period	Exercise period	Options lapsed during the period (Note)	Balance as at 28 February 2007	Closing price immediately before the date on which the options were granted HK$
Directors
Mr. Wong Wai Kay,	5 Jan 2005	1.54	8,000,000	—	5 Jan 2005 to	5 Jan 2005 to	—	8,000,000	1.53
Ricky					31 Dec 2006	20 Oct 2014
	22 May 2006	0.66	6,000,000	—	22 May 2006 to	22 May 2007 to	—	6,000,000	0.64
					21 May 2009	21 May 2016
Mr. Cheung Chi Kin,	5 Jan 2005	1.54	8,000,000	—	5 Jan 2005 to	5 Jan 2005 to	—	8,000,000	1.53
Paul					31 Dec 2006	20 Oct 2014
	22 May 2006	0.66	6,000,000	—	22 May 2006 to	22 May 2007 to	—	6,000,000	0.64
					21 May 2009	21 May 2016
Mr. Lai Ni Quiaque	3 Jun 2004	1.47	6,000,000	—	3 June 2004 to	1 May 2005 to	—	6,000,000	1.47
					30 Apr 2006	2 Jun 2014
	22 May 2006	0.66	3,000,000	—	22 May 2006	22 May 2007 to	—	3,000,000	0.64
					to 21 May 2009	21 May 2016
Employees under continuous employment contracts
Employees	21 Oct 2004	1.54	9,450,000	—	21 Oct 2004	1 Jan 2005 to	480,000	8,970,000	1.53
					to 31 Dec 2006	20 Oct 2014
	3 Oct 2005	0.81	1,000,000	—	3 Oct 2005	1 Oct 2006 to	—	1,000,000	0.79
					to 30 Sept 2006	30 Sept 2015
	22 May 2006	0.66	17,210,000	—	22 May 2006	22 May 2007 to	1,150,000	16,060,000	0.64
					to 21 May 2009	21 May 2016
	3 Jul 2006	0.68	1,000,000	—	3 Jul 2006 to	3 Jul 2007 to	—	1,000,000	0.68
					2 Jul 2009	2 Jul 2016
	3 Aug 2006	0.71	100,000	—	3 Aug 2006 to	3 Aug 2007 to	—	100,000	0.69
					2 Aug 2009	2 Aug 2016
	22 Nov 2006	0.73	—	200,000	22 Nov 2006	15 Nov 2007 to	—	200,000	0.75
					to 14 Nov 2009	14 Nov 2016

Total			65,760,000	200,000			1,630,000	64,330,000

Note: No options under the 2002 Share Option Scheme were exercised or cancelled during the six months ended 28 February 2007.

City Telecom (H.K.) Limited	Interim Report 2007

OTHER INFORMATION (CONTINUED)

In assessing the value of the share options granted during the period, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black- Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the period, the following variables have been applied to the Black Scholes Model:

Measurement Date	22 November 2006
Variables
Expected life	5 years
Risk-free rate	3.76%
Expected volatility	51.02%
Expected dividend yield	0%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the most recent period from the measurement date that is generally commensurate with the expected term of the option (taking into account the remaining contractual life of the option and the effects of expected early exercise).

(iv)	A dividend yield of 0% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the period, the fair value is estimated as below:

Date of grant	22 November 2006
Fair value per share option	HK$	0.35

Effective from 1 September 2005, upon the adoption of Hong Kong Financial Reporting Standard 2 Share-based payment, the Group recognises the fair value of share options as an expense in the profit and loss account over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

City Telecom (H.K.) Limited	Interim Report 2007

OTHER INFORMATION (CONTINUED)

1997 Share Option Scheme

The Company also has an old share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12 July 1997 which was terminated on 23 December 2002 upon the adoption of the 2002 Share Option Scheme. Upon its termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

Details of the share options granted under the 1997 Share Option Scheme during the period for the six months ended 28 February 2007 were as follows:

Participants	Date of grant	Exercise price per share HK$	Exercisable period	No. of options outstanding as at 1 September 2006	Options lapsed/ exercised during the period	No. of options outstanding as at 28 February 2007
Employees in aggregate	3 Sept 1998	0.26	3 Sept 2000 to	140,000	—	140,000
			11 July 2007
	10 Sept 1999	2.10	10 Sept 1999 to	40,000	12,000	28,000
			11 July 2007		(Note 1)
	20 Oct 2000	0.58	2 Jun 2001 to	278,000	18,000	260,000
			11 July 2007		(Note 2)

Total				458,000	30,000	428,000

Notes:

1.	During the six months ended 28 February 2007, a total of 12,000 options lapsed.

2.	During the six months ended 28 February 2007, 18,000 options were exercised and the closing price of the Shares of the Company immediately before the date of exercise was HK$1.33 per share.

3.	No options under the 1997 Share Option Scheme were granted or cancelled during the six months ended 28 February 2007.

4.	All outstanding options are immediately exercisable.

SUBSTANTIAL SHAREHOLDERS

At 28 February 2007, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests (Note)
Top Group International Limited	318,516,999	51.86%
EK Investment Management Limited	67,900,000	11.06%

Note: This percentage is based on 614,193,404 ordinary shares of the Company issued as at 28 February 2007.

City Telecom (H.K.) Limited	Interim Report 2007

OTHER INFORMATION (CONTINUED)

Save as disclosed above, as at 28 February 2007, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 28 February 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code of conduct for securities transactions by directors of the Company (the “Company Code”).

Having made specific enquiry of all directors, the Company confirmed that the directors have complied with the required standard as set out in the Company Code during the period covered by this interim report.

On 21 November 2005, the Company has extended the Company Code for securities transactions by the senior management of the Company.

REMUNERATION COMMITTEE

The Company’s remuneration committee which is chaired by Mr. Lee Hon Ying, John, an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors, Non-executive Director, Chief Financial Officer and Director, Human Resources. The Remuneration Committee is responsible for establishing a formal, fair and transparent procedure for developing policy and structure of all remuneration of directors and senior management of the Company. The Committee also assists the Company to review and consider the Company’s policy for remuneration of directors and senior management and to determine their remuneration packages.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 28 February 2007. The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the Independent Non-executive Directors of the Company.

DIVIDENDS AND CLOSURE OF REGISTER OF MEMBERS

At a board meeting held on 18 May 2007, the directors declared an interim dividend of HK4 cents per ordinary share (for the six months ended 28 February 2006: HK Nil cents) for the six months ended 28 February 2007 which will be payable on 14 June 2007 to shareholders whose names appear on the Register of Members on 5 June 2007.

The Register of Members of the Company will be closed from Tuesday, 5 June 2007 to Friday, 8 June 2007 (both days inclusive) during which period no transfers of shares would be effected. In order to qualify for the interim dividend, all transfer of shares together with the relevant share certificates must be lodged with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Monday, 4 June 2007.

By Order of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 18 May 2007